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                             June 4, 2020

       Dawn Dickson
       Chief Executive Officer
       Solutions Vending International, Inc.
       1275 Kinnear Ave
       Columbus, OH 43212

                                                        Re: Solutions Vending
International, Inc.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed May 22, 2020
                                                            File No. 024-11184

       Dear Ms. Dickson:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2020 letter.

       Amendment No. 1 to Form 1-A

       General

   1. You state that to be eligible for the bonus program, "an investor must have subscribed for
                                                        StartEngine CF shares
within the last 12 months prior to investing in this offering, and must continue to hold a
minimum number of StartEngine CF shares." Please clarify the eligibility
requirements of the bonus program and explain whether there is a minimum period of time
investors are required to hold a certain number of StartEngine CF shares to qualify for bonus
shares.
 Dawn Dickson
Solutions Vending International, Inc.
June 4, 2020
Page 2
2. You disclose that each investor is required to pay a cash commission to StartEngine
       Primary on sales of securities into states in which it is registered equal to the lesser of 2%
       of the amount invested and $300. Please provide an analysis regarding whether the investor-paid commission should be included: (i) in the aggregate offering price under
       Rule 251(a)(2) under the Securities Act and (ii) in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C) under the Securities Act.
        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,
FirstName LastNameDawn Dickson
                                                              Division of
Corporation Finance
Comapany NameSolutions Vending International, Inc.
                                                              Office of
Technology
June 4, 2020 Page 2
cc:       Jeffrey Marks
FirstName LastName